UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

Vector Intersect Security Acquisition Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92241V107

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 92241V107	13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Winston J. Churchill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 585,938
	6	SHARED VOTING POWER 234,374 (1)
	7	SOLE DISPOSITIVE POWER 585,938
	8	SHARED DISPOSITIVE POWER 234,374 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 820,312
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.75%
12		TYPE OF REPORTING PERSON* IN

(1) Consists of 234,374 shares of Vector Intersect Security Acquisition Corp.’s common stock held by SCP Private Equity Management Company, LLC. Mr. Churchill, along with Yaron Eitan, Thomas G. Rebar and Wayne B. Weisman are joint and equal owners of this limited liability company, each with equivalent rights as a member therein.

CUSIP No. 92241V107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Vector Intersect Security Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

65 Challenger Road

Ridgefield Park, NJ 07662

Item 2.

(a)	Name of Person Filing:

Winston J. Churchill

(b)	Address of Principal Business Office or if none, Residence: 65 Challenger Road Ridgefield Park, NJ 07662
(c)	Citizenship: United States
(d)	Title of Class of Securities: Common Stock, $0.001 par value
(e)	CUSIP Number: Y92241V107
Item 3.	Not Applicable
Item 4.	Ownership.
(a)	Amount Beneficially Owned: 820,312
(b)

Percent of Class: 8.75%, which shares include 234,374 shares owned by SCP Private Equity Management, LLC, of which Mr. Churchill is a joint and equal owner of a limited liability company, with equivalent rights as a member therein. The percentage is calculated based on 9,375,000 shares of Common Stock outstanding as of November 14, 2007, as reported in the Company’s Quarterly Report on Form 10-Q, dated November 14, 2007.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 585,938
(ii)	shared power to vote or to direct the vote: 234,374
(iii)	sole power to dispose or to direct the disposition of: 585,938
(iv)	shared power to dispose or to direct the disposition of: 234,374
Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

CUSIP No. 92241V107	13G	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable
Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable
Item 9.	Notice of Dissolution of Group: Not Applicable
Item 10.	Certifications: Not Applicable

CUSIP No. 92241V107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2008
/s/ Winston J. Churchill
Winston J. Churchill